Exhibit 99.1

Sapiens IDIT Policy Administration System Ranked First
in Both Technology and Functionality in Recent Celent Report

The Sapiens solution suite for P&C/GI carriers finished first over more than 40 competitive offerings in
EMEA, in the “advanced technology” and “breadth of functionality” categories

Holon, Israel – February 29, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it won two XCelent awards from Celent in the "advanced technology" and “breadth of functionality” categories for its Sapiens IDIT Policy Administration System for property and casualty (P&C)/general insurance (GI) markets. Celent, a research and consulting firm, analyzed more than 40 policy administration systems available to insurers in the EMEA region in 2015.

Sapiens has won this biennial award in both categories for two consecutive reports.

“Sapiens IDIT continues to offer a strong digital policy administration system for insurers globally, with strong experience across Europe,” wrote Craig Beattie, a senior analyst with Celent’s insurance practice, in the “EMEA Policy Administration Solutions 2015” report. “When asked the best thing about Sapiens, customers commented that Sapiens is responsive, committed and constructive, and can provide creative solutions. Sapiens IDIT was described as stable, relatively easy to maintain, flexible and easy to use.”

"It is an honor to be chosen from such a wide field for two XCelent awards for our IDIT policy administration system. The overwhelmingly positive customer feedback, upon which these awards were partially based, illustrates Sapiens’ extensive efforts to provide a unique customer experience to our customers in the strategically important EMEA region,” said Roni Al-Dor, Sapiens president and CEO. "Sapiens IDIT’s advanced technology and impressive functionality are a result of our significant R&D investment and our hardworking employees. We thank Celent for its detailed and informative research, which is of a high caliber and will help insurers in EMEA when they are making strategic decisions about GI policy administration systems."

To download the report, click here.

Sapiens IDIT is a component-based software solution suite, designed for the non-life market. It enables property and casualty/general insurance carriers, managing general agents (MGAs) and insurance brokers to meet critical and long-term business goals via traditional insurance, direct insurance, bancassurance and brokers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com